FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated October 28, 2010 regarding revisions of consolidated interim and full-year business forecasts for fiscal 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date October 28, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Revisions of Consolidated Interim and

Full-Year Business Forecasts for Fiscal 2010

Tokyo, October 28, 2010 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced revisions to the Company’s consolidated interim and full-year business forecasts for fiscal 2010, year ending March 31, 2011, which were announced on July 30, in light of recent business performance.

1. Revisions of Consolidated Interim Business Forecasts for Fiscal 2010

(From April 1, 2010 to September 30, 2010)	(Millions of yen)

	Revenues	Operating Income	Income before income taxes	Net income	Net income attributable to Hitachi, Ltd
Previous forecast (A)	4,400,000	170,000	200,000	147,000	100,000
Revised forecast (B)	4,500,000	218,000	263,000	204,000	158,000
(B)-(A)	100,000	48,000	63,000	57,000	58,000
% change	2.3%	28.2%	31.5%	38.8%	58.0%
First half of fiscal 2009 ended September 30, 2009	4,124,958	(24,760)	(110,139)	(138,874)	(133,221)

2. Revisions of Consolidated Business Forecasts for Fiscal 2010

(From April 1, 2010 to March 31, 2011)	(Millions of yen)

	Revenues	Operating Income	Income before income taxes	Net income	Net income attributable to Hitachi, Ltd
Previous forecast (A)	9,200,000	340,000	315,000	205,000	130,000
Revised forecast (B)	9,300,000	410,000	390,000	280,000	200,000
(B)-(A)	100,000	70,000	75,000	75,000	70,000
% change	1.1%	20.6%	23.8%	36.6%	53.8%
Fiscal 2009 ended March 31, 2010	8,968,546	202,159	63,580	(84,391)	(106,961)

Reasons for Revisions

Hitachi has raised its overall consolidated revenue forecasts for the first half of fiscal 2010, the six-month period from April 1 to September 30, 2010, from the previous forecast issued on July 30, 2010, when it announced its first-quarter results. This revision is based on improved revenues in 9 of the 11 business segments, most notably in Information & Telecommunication Systems, Social Infrastructure & Industrial Systems, Electronic Systems & Equipment, and Automotive Systems segments.

Operating income is also expected to be higher than the previous forecast in all business segments due to increased revenues and progress cost cutting, including fixed expenses. Furthermore, as a result of an improvement in net other deductions as well, income before income taxes, net income, and net income attributable to Hitachi, Ltd. are all expected to be higher than the previous forecasts.

Hitachi has also raised its previous forecast for consolidated revenues for fiscal 2010, due mainly to better-than-expected performance in the Social Infrastructure & Industrial Systems, and Automotive Systems segments. Hitachi is now also forecasting higher operating income than the previous forecast due to improved earnings in most business segments, particularly Social Infrastructure & Industrial Systems, Electronic Systems & Equipment, Construction Machinery, High Functional Materials & Components, and Financial Services segments, despite the expected impact of the yen’s appreciation and uncertainty surrounding the global economic outlook.

3. Revisions of Consolidated Interim Business Forecasts by Business Segment for Fiscal 2010

(1) Revenues by Business Segment	(Billions of yen)

	Previous forecast (A)	Revised forecast (B)	((B)-(A))	Fiscal 2009
Information & Telecommunication Systems	760.0	774.0	14.0	794.7
Power Systems	400.0	384.0	(16.0)	389.6
Social Infrastructure & Industrial Systems	500.0	508.0	8.0	534.6
Electronic Systems & Equipment	510.0	529.0	19.0	451.3
Construction Machinery	330.0	334.0	4.0	259.0
High Functional Materials & Components	700.0	700.0	0	580.4
Automotive Systems	350.0	364.0	14.0	286.6
Components & Devices	410.0	414.0	4.0	355.8
Digital Media & Consumer Products	500.0	506.0	6.0	461.3
Financial Services	180.0	186.0	6.0	230.1
Others	370.0	375.0	5.0	366.4
Eliminations & Corporate items	(610.0)	(574.0)	36.0	(585.4)
Total	4,400.0	4,500.0	100.0	4,124.9

(2) Operating Income by Business Segment	(Billions of yen)

	Previous forecast (A)	Revised forecast (B)	((B)-(A))	Fiscal 2009
Information & Telecommunication Systems	29.0	34.5	5.5	32.3
Power Systems	12.0	14.0	2.0	3.8
Social Infrastructure & Industrial Systems	6.0	10.5	4.5	(0.9)
Electronic Systems & Equipment	10.0	16.0	6.0	(13.3)
Construction Machinery	11.0	18.0	7.0	1.5
High Functional Materials & Components	47.0	50.0	3.0	5.0
Automotive Systems	8.0	10.5	2.5	(17.1)
Components & Devices	26.0	30.0	4.0	(13.1)
Digital Media & Consumer Products	7.5	10.5	3.0	(11.2)
Financial Services	9.0	11.0	2.0	2.5
Others	8.0	12.5	4.5	7.3
Eliminations & Corporate items	(3.5)	0.5	4.0	(21.6)
Total	170.0	218.0	48.0	(24.7)

4. Revisions of Consolidated Business Forecasts by Business Segment for Fiscal 2010

(1) Revenues by Business Segment	(Billions of yen)

	Previous forecast (A)	Revised forecast (B)	((B)-(A))	Fiscal 2009
Information & Telecommunication Systems	1,730.0	1,730.0	0	1,705.5
Power Systems	880.0	880.0	0	882.1
Social Infrastructure & Industrial Systems	1,090.0	1,160.0	70.0	1,250.2
Electronic Systems & Equipment	1,070.0	1,090.0	20.0	998.6
Construction Machinery	720.0	720.0	0	583.6
High Functional Materials & Components	1,400.0	1,420.0	20.0	1,249.3
Automotive Systems	680.0	710.0	30.0	638.8
Components & Devices	870.0	800.0	(70.0)	754.8
Digital Media & Consumer Products	920.0	930.0	10.0	929.2
Financial Services	360.0	350.0	(10.0)	419.6
Others	780.0	760.0	(20.0)	763.6
Eliminations & Corporate items	(1.300.0)	(1,250.0)	50.0	(1,207.2)
Total	9,200.0	9,300.0	100.0	8,968.5

(2) Operating Income by Business Segment	(Billions of yen)

	Previous forecast (A)	Revised forecast (B)	((B)-(A))	Fiscal 2009
Information & Telecommunication Systems	100.0	100.0	0	94.5
Power Systems	29.0	29.0	0	22.0
Social Infrastructure & Industrial Systems	37.0	46.0	9.0	42.0
Electronic Systems & Equipment	28.0	40.0	12.0	(5.2)
Construction Machinery	35.0	44.0	9.0	17.6
High Functional Materials & Components	82.0	88.0	6.0	44.4
Automotive Systems	17.0	21.0	4.0	(5.4)
Components & Devices	54.0	43.0	(11.0)	1.1
Digital Media & Consumer Products	7.0	11.0	4.0	(7.2)
Financial Services	15.0	21.0	6.0	8.5
Others	20.0	23.0	3.0	19.4
Eliminations & Corporate items	(84.0)	(56.0)	28.0	(29.8)
Total	340.0	410.0	70.0	202.1

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins and shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials and shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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